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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-18122
(Check One):                                                                                        -----------------------------
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 |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K | | Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR                                                       036727   10   5

     For Period Ended:  DECEMBER 31, 1996                                                          -----------------------------
                       --------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                                 ANTENNAS AMERICA, INC.
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                                4860 Robb Street, Suite 101
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Address of Principal Executive Office (Street and Number)
                                Wheat Ridge, Colorado 80033-2163
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K
        |     or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject  quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will
        |     be filed on or before the fifth calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in  reasonable  detail the reasons why Forms 10-K and 10-KSB,  20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.




                                                                                                  (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)

The Registrant's Chief Executive Officer is also the chief financial officer and, because of a number of other pressing matters of the Registrant, has not been able to complete his work on the Form 10-KSB, and the Registrant therefore cannot timely file the Form 10-KSB without unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            RANDALL P. MARX                                   (303)                                     421-4063
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Net income for fiscal 1996 is anticipated to be approximately $5,000 as compared to $367,000 for fiscal 1995.
      Sales decreased two percent, but expenses and overhead increased significantly.



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                                                         ANTENNAS AMERICA, INC.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 28, 1997                                                             By:     /s/  RANDALL P. MARX
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                                                                                     Randall P. Marx, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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